Mail Stop 3561

March 2, 2006

Robert K. Oldham, M.D., President
Cancer Therapeutics, Inc.
210 West Hansell Street
Thomasville, GA 31792

> **RE:** **Cancer Therapeutics, Inc.**
> **Registration Statement on Form SB-2**
> **File No. 333-119915**
> **Amendment Filed: February 9, 2006**

Dear Dr. Oldham:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. We note your response to prior comment 2 of our letter dated January 31, 2006 where you indicate that "Cancer Therapeutics has never provided T-Cell therapy without IND approval" and that "Georgia state law does not make it possible for Cancer Therapeutics to operate without an IND." Please reconcile these assertions with the statement from your letter of January 6, 2006 where, in response to our prior comment 6 of our letter dated December 8, 2005, you told us that you "extracted any reference [in the prospectus] to Georgia law because we were under the mistaken understanding that Dr. Oldham could continue to use T-Cell therapy as a part of Georgia's practice of medicine legislation," you "believed that Georgia Senate Bill 381 allowed him to treat patients using this therapy within Georgia, but not across state lines," and "after further review we no longer believe that our T-Cell therapy and Vaccines can be administrated without INDs." Your response appears to suggest that the company was providing either T-Cell therapy or administering Vaccines without FDA approval. In this regard, we also refer you to disclosure made in various pre-effective amendments to your registration statement that appear to further suggest that the company was administering treatment(s) without FDA approval. In the filing made on January 3, 2005, for example, you disclosed that "[t]he requirement for FDA approval decreases our ability to sell our services across state lines" and that "as a result,

we are only able to service patients if they come to our location in Thomasville, Georgia." Similarly, on page 14 of the filing made on February 2, 2005, you disclosed that, pursuant to FDA review, the "[p]atient-specific vaccines process . . . is currently on 'clinical hold' which means that the vaccine cannot be shipped across state lines until the FDA lifts its clinical hold guidance" but that "patients may come to our associated clinics in Georgia and receive these vaccines under Georgia state law, which allows for the administration of experimental vaccines not yet approved by the FDA." On page 17 of the same filing, you disclosed that you believed that your "location is strategic because most of the clinics we service, as well as our laboratory, are located in Thomasville, Georgia, which allows us to operate under Georgia state law, SB 742," which "allows us to provide experimental treatments that have yet to receive full FDA approval." The fact that you have removed the disclosure relating to the providing of services and treatment pursuant to Georgia state law and your subsequent disavowal of the disclosures made in previous filings should be comprehensively explained. You should provide us with a complete explanation for the reasons why you made disclosure about the company's ability to provide its services and treatments under Georgia state law; whether, in fact, services and treatments were provided and/or performed at your facilities in Thomasville, Georgia; and, if so, the precise nature of the services and treatments provided, the dates the services were rendered, and the authority for doing so without approval from the Food and Drug Administration.

Prospectus Cover Page

2. Remove in the last sentence of the second-to-last paragraph the reference to Item 25 of Part II of the registration statement unless that information will be distributed with the prospectus.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Don Rinehart who supervised the review of your filing, at (202) 551-3235.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc.   Kenneth Denos, Esq.
       801-816-2599 (facsimile)